ValueVision Media, Inc.

6740 SHADY OAK ROAD
EDEN PRAIRIE, MN 55344

www.shopnbc.com

Nathan E. Fagre
Senior Vice President and General Counsel
Tel: (952) 943-6117
Fax: (952) 943-6111.
March 18, 2009

U.S. Securities and Exchange Commission		BY EDGAR AND OVERNIGHT DELIVERY
100 F Street, N.E.
Washington, DC 20549
Attention:	Mr. H. Christopher Owings
Assistant Director

Re:	ValueVision Media, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2008
Filed April 29, 2008
Forms 10-Q for Quarters Ended May 3, August 2 and November 1, 2008
Filed June 12, September 11 and December 11, 2008
Definitive Proxy Statement filed on Schedule 14A
Filed May 21, 2008
File No. 000-20243
Ladies and Gentlemen:
     On behalf of ValueVision Media, Inc. (the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in Mr. Owings’s letter to Keith R. Stewart dated March 13, 2009.
     In addition to the Company’s responses set forth herein, the Company understands that it will need to consider the Staff’s comments in its future reports on 10-Q and 10-K and its future definitive proxy materials. For convenience, the Staff’s comment is set forth below, followed by the Company’s responses.
     Pursuant to the Staff’s request, the Company hereby represents that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
Certain Transactions, page 35
1.	Comment: We note your response to comment eight from our letter dated January 30,2009. We note your statement that the audit committee has “...historically...” only approved related person transactions deemed fair to the Company based at least, in part, on a determination that the terms of the transaction are comparable to those terms the company could have obtained from an unaffiliated third party. Notwithstanding this statement, please affirmatively disclose whether the terms of these agreements are comparable to those you could have obtained from unaffiliated third parties.

Response: The Company confirms that it believes the agreements disclosed in the 2008 proxy statement under Certain Transaction beginning on page 35 are on terms comparable to those that the Company could have been obtained from an unaffiliated third party. Although not required by Item 404 of Regulation S-K, going forward the Company will disclose the audit committee’s determination as to whether any related person transaction described pursuant to Item 404 is on terms comparable to those that the Company could have been obtained, if at all, from an unaffiliated third party.
          If the Company can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at (952) 943-6117. My fax number is (952) 943-6111.

Sincerely,
/s/ Nathan E. Fagre

Nathan E. Fagre Senior Vice President and General Counsel

cc:	Robert W. Errett, Staff Attorney, Securities and Exchange Commission
Keith R. Stewart, Chief Executive Officer, ValueVision Media, Inc.
Frank Elsenbast, Senior Vice President and Chief Financial Officer,
      ValueVision Media, Inc.
Peter J. Ekberg, Partner, Faegre & Benson LLP
Jonathan R. Zimmerman, Partner, Faegre & Benson LLP
Brian Mallaro, Partner, Deloitte & Touche LLP